Exhibit 99.1

Trip.com Group Limited Reports Unaudited First Quarter of 2022 Financial Results

Shanghai, China, June 27, 2022—Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced its unaudited financial results for the first quarter of 2022.

Key Highlights for the First Quarter of 2022

The Company delivered resilient results in the first quarter despite the disruptions of the COVID-19 resurgence in China.

•	Net revenue for the first quarter remained stable year-over-year and decreased by 12% quarter-over-quarter, mainly due to the impact from the latest wave of COVID-19 resurgence in China.

•	Staycation travel continued to serve as a major contributor to the recovery of the Chinese domestic market, with local hotel bookings increased by over 20% year-over-year.

•

Air-ticket bookings on global platforms increased by over 270% year-over-year, mainly driven by the recovery of European and Asian Pacific markets. Hotel bookings on our global platforms also outgrew the pre-pandemic level.

“In the first quarter, we are encouraged to see solid growth of travel demand in the global markets, especially across Europe and the Asia Pacific, as more countries started to ease travel restrictions,” said James Liang, Executive Chairman. “We are keen to build on these positive signals to further strengthen our market position and fortify our globalization footprints.”

“Though it was challenging for domestic travel due to the COVID-19 resurgence in China during the first quarter, our results demonstrated our resilience amidst a confluence of challenges and uncertainties,” said Jane Sun, Chief Executive Officer. “While we may continue to see short-term fluctuations, demand for travel is still strong and shows a bright outlook in the long-term. We will remain adaptive to embrace the changing environment and be flexible with our strategies to swiftly seize growth opportunities.”

First Quarter of 2022 Financial Results and Business Updates

In the first quarter of 2022, the COVID-19 resurgence continued to disrupt the travel industry in China, which discouraged user demand for the Company’s services. As a result, the Company’s results of operations for the first quarter of 2022 were materially and adversely affected.

For the first quarter of 2022, Trip.com Group reported net revenue of RMB4.1 billion (US$649 million), which was flat comparing to the same period in 2021. Net revenue for the first quarter of 2022 decreased by 12% from the previous quarter, primarily due to the continued disruptions resulting from the COVID-19 resurgence in China.

Accommodation reservation revenue for the first quarter of 2022 was RMB1.5 billion (US$229 million), representing an 8% decrease from the same period in 2021, and a 24% decrease from the previous quarter, primarily due to the continued disruptions resulting from the COVID-19 resurgence in China.

Transportation ticketing revenue for the first quarter of 2022 was RMB1.7 billion (US$262 million), representing a 10% increase from the same period in 2021 and a 10% increase from the previous quarter, primarily driven by strong recovery of air travel in the oversea market.

Packaged-tour revenue for the first quarter of 2022 was RMB124 million (US$20 million), representing a 27% decrease from the same period in 2021 and a 30% decrease from the previous quarter, primarily due to the continued disruptions resulting from the COVID-19 resurgence in China.

Corporate travel revenue for the first quarter of 2022 was RMB222 million (US$35 million), representing a 12% decrease from the same period in 2021 and a 40% decrease from the previous quarter, primarily due to the continued disruptions resulting from the COVID-19 resurgence in China.

Cost of revenue for the first quarter of 2022 was relatively stable at RMB1.1 billion (US$168 million) comparing to the same period in 2021. Cost of revenue decreased by 5% from the previous quarter. Cost of revenue as a percentage of net revenue was 26% for the first quarter of 2022.

Product development expenses for the first quarter of 2022 decreased by 11% to RMB2.0 billion (US$311 million) from the same period in 2021 and decreased by 12% from the previous quarter, primarily due to a decrease in product development personnel related expenses. Product development expenses as a percentage of net revenue was 48% for the first quarter of 2022.

Sales and marketing expenses for the first quarter of 2022 decreased by 11% to RMB843 million (US$133 million) from the same period in 2021 and decreased by 35% from the previous quarter, primarily due to a decrease in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of net revenue was 21% for the first quarter of 2022.

General and administrative expenses for the first quarter of 2022 decreased by 15% to RMB584 million (US$92 million) from the same period in 2021 and decreased by 20% from the previous quarter, primarily due to a decrease in general and administrative personnel related expenses. General and administrative expenses as a percentage of net revenue was 14% for the first quarter of 2022.

Loss from operations for the first quarter of 2022 was RMB359 million (US$55 million), compared to loss from operations of RMB787 million for the same period in 2021 and loss from operations of RMB704 million for the previous quarter. Adjusted EBITDA for the first quarter of 2022 was RMB91 million (US$16 million), compared to RMB-216 million for the same period in 2021 and RMB54 million for the previous quarter. Adjusted EBITDA margin was 2% for the first quarter of 2022, compared to -5% for the same period in 2021 and 1% for the previous quarter.

Income tax benefit for the first quarter of 2022 was RMB14 million (US$2 million), compared to income tax expense of RMB41 million for the same period in 2021 and income tax expense of RMB37 million in the previous quarter. The change in our effective tax rate was primarily due to the combined impacts of changes in respective profitability of our subsidiaries with different tax rates, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes, and changes in valuation allowance provided for deferred tax assets.

Net loss attributable to Trip.com Group’s shareholders for the first quarter of 2022 was RMB989 million (US$155 million), compared to net income attributable to Trip.com Group’s shareholders of RMB1.8 billion for the same period in 2021 and net loss attributable to Trip.com Group’s shareholders of RMB834 million for the previous quarter. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), non-GAAP net loss attributable to Trip.com Group’s shareholders was RMB36 million (US$5 million), compared to non-GAAP net loss attributable to Trip.com Group’s shareholders of RMB204 million in the same period in 2021 and non-GAAP net income attributable to Trip.com Group’s shareholders of RMB309 million for the previous quarter.

Diluted loss per ordinary share and per ADS was RMB1.52 (US$0.24) for the first quarter of 2022. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP diluted loss per ordinary share and per ADS was RMB0.06 (US$0.01) for the first quarter of 2022. Each ADS currently represents one ordinary share of the Company.

As of March 31, 2022, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB63.3 billion (US$10.0 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 8:00PM EST on June 27, 2022 (or 8:00AM CST on June 28, 2022) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below: https://s1.c-conf.com/diamondpass/10022620-VWCVi9.html

Upon registration, each participant will receive details for this conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode, followed by your PIN.

A telephone replay of the call will be available after the conclusion of the conference call until July 5, 2022.

The dial-in details for the replay:

International dial-in number: +61-7-3107-6325

Passcode: 10022620

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, the impact of COVID-19 pandemic to Trip.com Group’s business operations, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible and fair value changes of equity securities investments and exchangeable senior notes, net of tax. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2021 RMB (million)	March 31, 2022 RMB (million)	March 31, 2022 USD (million)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	21,196	20,861	3,291
Short-term investments	29,566	30,369	4,791
Accounts receivable, net	4,649	3,979	628
Prepayments and other current assets	10,697	9,274	1,463
Total current assets	66,108	64,483	10,173
Property, equipment and software	5,534	5,407	853
Intangible assets and land use rights	13,046	12,991	2,049
Right-of-use assets	777	689	109
Investments (Includes held to maturity time deposit and financial products of RMB13,112 million and RMB12,022 million as of December 31,2021 and March 31, 2022, respectively)	44,961	42,668	6,731
Goodwill	59,353	59,353	9,363
Other long-term assets	396	399	63
Deferred tax asset	1,684	1,828	288
Total assets	191,859	187,818	29,629
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	39,866	30,870	4,870
Accounts payable	6,019	4,201	663
Advances from customers	7,535	6,857	1,082
Other current liabilities	12,798	11,888	1,875
Total current liabilities	66,218	53,816	8,490
Deferred tax liability	3,527	3,504	553
Long-term debt	11,093	20,302	3,203
Long-term lease liability	400	367	58
Other long-term liabilities	165	154	24
Total liabilities	81,403	78,143	12,328
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	109,677	108,913	17,181
Non-controlling interests	779	762	120
Total shareholders’ equity	110,456	109,675	17,301
Total liabilities and shareholders’ equity	191,859	187,818	29,629

Trip.com Group Limited

Unaudited Consolidated Statements of Income/(Loss)

(In millions, except share and per share data)

	Quarter ended March 31, 2021 RMB (million)	Quarter ended December 31, 2021 RMB (million)	Quarter ended March 31, 2022 RMB (million)	Quarter ended March 31, 2022 USD (million)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Accommodation reservation	1,580	1,919	1,450	229
Transportation ticketing	1,506	1,516	1,663	262
Packaged-tour	169	177	124	20
Corporate travel	252	367	222	35
Others	602	703	652	103
Total revenue	4,109	4,682	4,111	649
Less: Sales tax and surcharges	(1)	(1)	(2)	(0)
Net revenue	4,108	4,681	4,109	649
Cost of revenue	(1,034)	(1,118)	(1,067)	(168)
Gross profit	3,074	3,563	3,042	481
Operating expenses:
Product development *	(2,225)	(2,236)	(1,974)	(311)
Sales and marketing *	(952)	(1,298)	(843)	(133)
General and administrative *	(684)	(733)	(584)	(92)
Total operating expenses	(3,861)	(4,267)	(3,401)	(536)
Loss from operations	(787)	(704)	(359)	(55)
Interest income	418	757	591	93
Interest expense	(407)	(358)	(341)	(54)
Other income/(expense)	2,508	(433)	(707)	(112)
Income/(Loss) before income tax expense and equity in income of affiliates	1,732	(738)	(816)	(128)
Income tax (expense)/benefit	(41)	(37)	14	2
Equity in income/(loss) of affiliates	74	(108)	(199)	(31)
Net income/(loss)	1,765	(883)	(1,001)	(157)
Net loss attributable to non-controlling interests	15	49	12	2
Net income/(loss) attributable to Trip.com Group Limited	1,780	(834)	(989)	(155)
Earnings/(Losses) per ordinary share
- Basic	2.95	(1.29)	(1.52)	(0.24)
- Diluted	2.88	(1.29)	(1.52)	(0.24)
Earnings/(Losses) per ADS
- Basic	2.95	(1.29)	(1.52)	(0.24)
- Diluted	2.88	(1.29)	(1.52)	(0.24)
Weighted average ordinary shares outstanding
- Basic	604,596,792	646,213,517	647,812,835	647,812,835
- Diluted	629,540,722	646,213,517	647,812,835	647,812,835

* Share-based compensation included in Operating expenses above is as follows:
Product development	151	249	107	17
Sales and marketing	22	58	18	3
General and administrative	121	200	98	15

Trip.com Group Limited

Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Quarter ended March 31, 2021 RMB (million)	Quarter ended December 31, 2021 RMB (million)	Quarter ended March 31, 2022 RMB (million)	Quarter ended March 31, 2022 USD (million)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income/(loss)	1,765	(883)	(1,001)	(157)
Less: Interest income	(418)	(757)	(591)	(93)
Add: Interest expense	407	358	341	54
Add: Other (income)/expense	(2,508)	433	707	112
Add: Income tax expense/(benefit)	41	37	(14)	(2)
Add: Equity in (income)/loss of affiliates	(74)	108	199	31
Loss from operations	(787)	(704)	(359)	(55)
Add: Share-based compensation	294	507	223	35
Add: Depreciation and amortization	277	251	227	36
Adjusted EBITDA	(216)	54	91	16
Adjusted EBITDA margin	-5%	1%	2%	2%
Net income/(loss) attributable to Trip.com Group Limited	1,780	(834)	(989)	(155)
Add: Share-based compensation	294	507	223	35
Add: (Gain)/loss from fair value changes of equity securities investments and exchangeable senior notes	(2,367)	581	785	124
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	89	55	(55)	(9)
Non-GAAP net (loss)/income attributable to Trip.com Group Limited	(204)	309	(36)	(5)
Weighted average ordinary shares outstanding-Diluted-non GAAP	604,596,792	648,139,290	647,812,835	647,812,835
Non-GAAP Diluted (losses)/income per share	(0.34)	0.48	(0.06)	(0.01)
Non-GAAP Diluted (losses)/income per ADS	(0.34)	0.48	(0.06)	(0.01)

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.3393 on March 31, 2022 published by the Federal Reserve Board.